UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Publication of Draft Agreement with Trustee for Potential New Israeli Debenture Series

On March 10, 2019, Formula Systems (1985) Ltd. (“Formula”) published with the Tel Aviv Stock Exchange (the “TASE”) and the Israel Securities Authority (the “ISA”) a draft agreement with a trustee for a new series of secured debentures—Series C Debentures— that may potentially be issued by Formula in Israel. The Series C Debentures, if issued, would be secured by liens on certain publicly traded shares of Formula’s subsidiaries held by Formula.

The Series C Debentures would be issued (if issued) pursuant to (i) a shelf prospectus that would enable Formula to offer and issue, among other securities, debt securities, as well as (ii) a shelf offering report that would supplement the shelf prospectus and provide details concerning the Series C Debentures.

Publication of the final-form indenture for the Series C Debentures, as well as the actual offering of the Series C Debentures, are subject to receipt of the required approvals under Israeli law, including the approval of the Company’s board of directors, the ISA and the TASE.

Publication of Rating Report for Potential New Israeli Debenture Series

Also on March 10, 2019, Formula reported publicly to the TASE and ISA that Standard & Poor’s Maalot (“S&P”) had issued a credit rating of ilAA- for the potential new secured Series C Debenture series, for an aggregate principal amount of up to NIS 300 million (par value) that may be issued and sold. That credit rating would echo the credit rating for Formula’s other current series of secured debentures (Series A Debentures) that are traded on the TASE. S&P’s credit rating for Formula as an issuer, and for Formula’s unsecured convertible Series B Debenture series, remain ilA+/stable, and ilA+, respectively. The credit ratings are based on a number of factors and considerations.

No U.S. Offering

This Report of Foreign Private Issuer on Form 6-K is not an offer of securities for sale in the United States. Any securities— including the Series C Debentures to be potentially offered— may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the shelf prospectus and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: March 11, 2019	By:	/s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

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